

# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION
### WASHINGTON, D.C. 20549-4628

May 17, 2010

Mr. Dennis G. Moore, President and Chief Financial Officer
J & J Snack Foods Corp.
6000 Central Highway
Pennsauken, New Jersey  08109

      **Re**:    **J & J Snack Foods Corp.**
              **Form 10-K for the Fiscal Year Ended September 26, 2009**
              **Filed December 8, 2009**
              **Form 10-Q for the Fiscal Quarter Ended December 26, 2009**
              **Filed January 21, 2010**
              **Schedule 14 A Definitive Proxy Statement**
              **Filed December 22, 2009**
              **Response Letter Dated May 5, 2010**
              **File No. 0-14616**

Dear Mr. Moore:

      We have reviewed your response letter and have the following comment.  Please provide a written response to our comment.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.  After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended September 26, 2009

Note O – Segment Reporting, page F-23

1. We have considered your response to comment 3 in our letter dated April 23, 2010, whereby you have stated that you do not believe that information about your products is necessary as you have concluded that all of your products are snack foods and are therefore, similar in nature.  However, we are unable to agree with your conclusions.  Based on the information in your filing, including your President's letter to your shareholders, it appears that you sell products to various segments within the food industry, including snack foods, frozen beverages, desserts and bakery products.  Therefore, for each period reported, please disclose total revenues for each of your

primary products pursuant to FASB ASC Topic 280-10-50-40. Based on your disclosure on pages 2 and 3 of your filing, your primary products appear to be, Soft Pretzels, Frozen Juice Treats and Desserts, Churros, Bakery Products and Frozen Beverages. We will not object to your complying with this comment on a prospective basis beginning with your next Form 10-Q.

Closing Comments

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

You may contact Gary Newberry at (202) 551-3761, or Chris White, Branch Chief, at (202) 551-3461 if you have questions regarding comments on the financial statements and related matters. Please contact Tracey McNeil at (202) 551-3392 or Mike Karney at (202) 551-3847 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director